

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 8, 2007

Mr. William D. Larsson
Precision Castparts Corp.
4650 S.W. Macadam Avenue
Suite 440
Portland, Oregon 97239

> **RE: Precision Castparts Corp.**
> **Form 10-K for the fiscal year ended April 2, 2006**
> **Filed June 14, 2007**
> **File # 1-10348**

Dear Mr. Larsson:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED APRIL 2, 2006

Environmental Compliance, page 12

1. We note your references to asset retirement obligations on page 13 and have the following comments:

    - Please provide us with a more detailed description of each of your asset retirement obligations.

- Please provide us with more detail as to how you concluded that the fact that "the settlement dates are unknown at this time" results in an inability to reasonably estimate the fair value of these obligations. In this regard, the expected cash flow approach of CON 7 allows for uncertainty in the timing of cash flows. Please help us to better understand the extent of your uncertainties.
- Please either confirm to us that you will provide footnote disclosures consistent with paragraph 22 of SFAS 143 in future filings, or tell us why such disclosures are not necessary. If appropriate, please revise the disclosure on page 13 in future filings to clarify this matter.

Financial Statements for the Fiscal Year Ended April 2, 2006
Summary of Significant Accounting Policies – Environmental Costs, page 44

2. We note your disclosures concerning environmental liabilities and have the following comments:

   - Please supplementally provide to us the disclosures required by Question 2 of SAB Topic 5Y.
   - Please either confirm to us that you will provide these disclosures in future filings, or tell us why you do not believe such disclosures are necessary. In this regard, we note your statement that future adjustments to your accrual could have a material adverse effect on your results of operations in a given period.
   - We note that your accrual for environmental liabilities is relatively small, particularly given the number of Superfund and other sites discussed on page 13. Please help us to better understand why the accrual seems relatively small. Specifically, please tell us the number of sites that you have identified as requiring environmental remediation, and for each site, please help us to understand the stage of your investigation of potential liability and remediation costs. For example, you should tell us if you are in the beginning stages of assessing these costs at certain sites, such that the studies needed to determine the extent of liability and cost have not been started; or you should tell us if you are at the end of the remediation process with certain sites, such that only minimal remediation work remains to be done. Also tell us the number of other potentially responsible parties involved at each site, and the percentage of the total cost at each site that you expect to bear.
   - Please refer to Question 3 of SAB Topic 5Y. Please help us to understand why you do not believe that information similar to that requested in our third bullet point should be disclosed in your MD&A. Alternatively, please confirm to us that you will provide disclosures consistent with Question 3 in future filings.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 1, 2006

Financial Statements for the Period Ended October 1, 2006
Note 3 – Acquisitions, page 9

3. We read that you have not provided pro forma information concerning your
    acquisition of SMC because this acquisition did not have a material impact on
    your results of operations. We also assume that you concluded that this
    acquisition was not "significant" under Article 3-05 of Regulation S-X since you
    did not file a Form 8-K containing historical and pro forma financial statements
    related to your acquisition of SMC. However, your conclusions concerning this
    acquisition are unclear to us since your October 1, 2006 MD&A and your press
    release for your December 31, 2006 results indicate that the acquisition of SMC
    was one of the primary drivers for your improved results in fiscal 2007. In this
    regard, we also read on page 23 of your April 2, 2006 Form 10-K that SMC has
    annual sales in excess of $1.0 billion, which we note is approximately one-third of
    your annual sales. To help us better understand your conclusions concerning
    significance, please supplementally provide us with your analysis of significance
    for each of the three factors specified in Article 3-05 and Article 1-02(w) of
    Regulation S-X. To help us better understand your conclusions concerning
    providing pro forma results under SFAS 141, please supplementally provide us
    with the disclosures required by paragraphs 54 and 55 of SFAS 141 as of
    December 1, 2006, and tell us why you do not believe these disclosures are
    necessary in your fiscal 2007 filings.

4. We note that for both the SMC acquisition and the Shur-Lok acquisition, you
    identified few intangible assets other than goodwill. Please tell us what
    consideration you gave to identifying and valuing any order or production
    backlog, customer contracts, or other customer relationships. Refer to paragraphs
    A19 and A20 of SFAS 141.

Management's Discussion and Analysis of Financial Condition and Results
Results of Operations by Segment, page 29

5. When you list multiple factors as contributing to the change in your segmental
    results, please revise future filings to quantify the impact of *each* factor, where
    applicable. For example, where the acquisition of SMC or Shur-Lok has
    contributed to increased revenues for one of your reportable segments, you should
    quantify those revenues to provide your investors with better insight into the
    impact of these acquisitions on your results. If an acquisition has significantly
    impacted your segmental operating margins, you should also provide more insight
    around the underlying reasons for this impact. For example, we read that the
    operating margin for Forged Products had an "expected dilution from lower

margins at SMC;" however, it is unclear from your current disclosure why lower margins were expected and whether you expect SMC's margins to change in the future or to continue to dilute the margins in this segment. We remind you that one of the primary objectives of MD&A is to provide a context within which your results may be analyzed and to allow your investors to see your company through the eyes of management. Please refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and to Item 303 of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief